UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
SEC File Number: 000-5734
CUSIP Number: 00847J105
NOTIFICATION OF LATE FILING
(Check One):     ☑ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D
☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
     For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Agilysys, Inc.

Former Name if Applicable
N/A

Address of Principal Executive Office (Street and Number)
2255 Glades Road, Suite 301 E

City, State and Zip Code	Boca Raton, Florida 33431

PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☑
☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☑	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Agilysys, Inc. (the “Company”) files this Form 12b-25 for a 15-day extension — from June 16 to July 1, 2008 — to file its Annual Report on Form 10-K for the period ended March 31, 2008 (“Form 10-K”). The Company is requesting the extension because the Company will not complete the preparation of its consolidated financial statements by the required filing date of June 16, 2008 without unreasonable effort and expense. The Company is unable to complete preparation of its consolidated financial statements because the Company must include in its financial statements information from an independent audit report on Magirus AG — a foreign equity investment in which the Company owns a 20% stake — which financial statement audit is not yet complete. The Magirus financial information is necessary for the Company’s financial statements because of its materiality to the Company’s fiscal 2008 income statement. The Company expects to file its Form 10-K upon completion of the Magirus AG financial statement audit.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Martin F. Ellis	561	999-8780

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On June 2, 2008, the Company issued a press release and furnished such release on Form 8-K announcing unaudited results for the fourth quarter and full-year ended March 31, 2008. The Company’s financial results referenced in such press release are subject to change pending the completion and issuance of the Magirus AG audited financial statements.
Portions of this Form 12b-25, particularly the statements that are not historical facts, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current assumptions and expectations, and are subject to risks and uncertainties, many of which are beyond the control of Agilysys. Many factors could cause Agilysys actual results to differ materially from those anticipated by the forward-looking statements.
In addition, this Form 12b-25 contains time-sensitive information and reflects management’s best analysis only as of the date of this release. Agilysys does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this Form 12b-25. Information on the potential factors that could affect Agilysys actual results of operations is included in its filings with the Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 10-K for the fiscal year ended March 31, 2007. Interested persons can obtain it free at the Securities and Exchange Commission’s website, which is located at www.sec.gov.
Agilysys, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 16, 2008	By	/s/ Martin F. Ellis
Martin F. Ellis
Executive Vice President, Treasurer and Chief Financial Officer